EXHIBIT 99.1

Student Transportation, Inc. Awarded New Transportation Contract in Grand Junction, Colorado

Mesa County Valley School District 51 Going 'Green' in Partnership With Leading School Transportation Provider

WALL, N.J., March 18, 2015 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI) (TSX:STB) (Nasdaq:STB), the most trusted provider of school transportation services in North America, today announced that its subsidiary, Student Transportation of America, Inc. (STA), has been selected and awarded a new $6 million annual contract with Mesa County Valley School District 51 in Grand Junction, Colorado to provide school transportation services. The initial five-year contract provides for customer paid fuel and includes the option of additional renewal years. The contract begins this July. The district is the 12th largest in Colorado and serves 26 elementary schools, 8 middle schools and 5 high schools. STA will install and use new innovative routing software for improvement and efficiencies in the operation.

STA will provide 140 brand new state-of-the-art vehicles including 122 clean burning propane-fueled (LPG) vehicles and will be the youngest and largest 'green fleet' of school vehicles in Colorado. The school district will provide the required facilities for maintenance and parking. Since Colorado is a leading state in the development and production of natural gas and related alternative fuels, the company's Innovation Team identified an incentive called the "Innovative Motor Vehicle and Alternative Fuel Vehicle Credit" which is available for qualifying motor vehicles such as LPG. As a result of the Colorado state tax incentive, the company was able to lower the total cost of their proposal to the school district.

This will be the first operation in Colorado for STA, however, the company has vast experience launching successful, large-scale operations in new regions across North America. STA currently operates similar size contracts in Los Angeles, Milwaukee, Omaha and Meridian, Idaho. Current STA customers overwhelmingly supported and recommended the contract award to the company.

"This is a great bid win for us and we are excited about expanding our operations in Colorado. As we begin our new partnership with the Grand Junction community we want them to know we value this opportunity greatly. We will be looking to show other school districts in the state how our public-private partnership can not only upgrade their fleet and improve service but lower their cost of operation," stated Don Kissell, Senior Vice President. "Our talented team in operations is looking forward to getting started and forging a strong local relationship while drawing upon our years of experience and demonstrating our outstanding culture of compassion, caring and customer service."

As an added feature the district agreed to equip the vehicles with the new SafeStop™ mobile application that connects parents and school officials with vehicles transporting their students. The innovative app features a real-time bus locator with a mapping screen, predictive arrival times and a messaging area to display service updates to let parents and students know where the bus is and when it will be at the designated stops.

In the coming weeks STA will be holding informational sessions with the current drivers and personnel who will be given the first opportunity to work for the company. STA will also be recruiting and hiring additional personnel and drivers for growth in the area. Those interested in applying for any positions can visit www.Drive4STA.com and complete the short pre-application. For those with questions, please send the company an email at MesaQuestions@RideSTA.com.

To learn more about Student Transportation Inc., please visit www.RideSTBus.com.

About Student Transportation Inc.

Founded in 1997, STI is North America's third-largest and most progressive provider of school bus transportation services, operating more than 12,000 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

CONTACT: For more information, please contact:
         Doug Coupe
         Director of Communications & Investor Relations
         (843) 884-2720 x213
         dcoupe@ridesta.com